                                                                  EXHIBIT(c)(4)


                               PURCHASE AGREEMENT


          THIS PURCHASE AGREEMENT (the "Agreement") is entered into as of ___________, 1995 by and among PSICOR, Inc., a Pennsylvania corporation ("Seller"), Dunaway Holdings, Inc., a Delaware corporation ("Purchaser"), and Psicor Office Laboratories, Inc. a New Jersey corporation (the "Company").


                                    RECITALS

          WHEREAS, Seller has entered into an Agreement and Plan of Merger, dated as of November 22, 1995 (the "Merger Agreement"), with Baxter Healthcare Corporation, a Delaware corporation ("Baxter"), and Baxter CVG Services II, Inc., a Pennsylvania corporation and wholly owned subsidiary of Baxter
("Baxter Sub"), pursuant to which Baxter will acquire Seller, on the terms and conditions set forth in the Merger Agreement, by means of a tender offer by Baxter Sub (the "Offer") for all outstanding shares of common stock, no par value, of Seller, at $17.50 per share, net to the seller in cash, followed by a merger (the "Merger") of Baxter Sub into Seller (capitalized terms used herein and not otherwise defined are used as defined in the Merger Agreement); and

          WHEREAS, as an inducement to Baxter to acquire Seller, and as a condition to Baxter's willingness to enter into the Merger Agreement and consummate the transactions contemplated thereby, Seller has agreed to sell to Purchaser all of the Seller's right, title and interest in all of the outstanding shares (the "Company Shares") of common stock, no par value, of the Company, together with all of Seller's rights, interests, liabilities and obligations relating to the Company, if no higher offer for the Company is accepted by Seller in accordance with the terms of the Merger Agreement; and

          WHEREAS, the Board of Directors of Seller has been informed of the material facts as to the relationship to Seller of Purchaser and its shareholders and as to the transactions contemplated hereunder and, by majority vote of the disinterested directors has determined that such transactions are fair to Seller and that it is advisable and in the best interests of Seller and its shareholders to engage in such transactions; and

          WHEREAS, Purchaser desires to purchase the Company Shares on the terms and conditions set forth in this Agreement.

          NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

          1. PURCHASE AND SALE. On the terms and subject to the conditions set forth in this Agreement, at the Closing Date, Seller shall sell to Purchaser, and Purchaser shall purchase and acquire from Seller, all of Seller's right, title and interest in the Company Shares, together with all of Seller's rights, interests, liabilities, and obligations relating to the Company, including without limitation those set forth in Schedule 1(a) hereto, but specifically excluding the intercompany liabilities, obligations and indebtedness identified on Schedule 1(b) hereto and such additional items as shall be added to Schedule 1(b) subject to the reasonable agreement of the parties, for an aggregate purchase price of $4 million, subject to adjustment as provided in Section 2.2(b) below (the "Purchase Price").

          2.   DELIVERY OF STOCK AND PAYMENT OF THE PURCHASE PRICE.

          2.1  CLOSING DATE.  The closing of the transactions contemplated by
Section 1 (the "Closing") shall take place at a time and on a date to be specified by the parties, consistent with the terms of the Put Option
Agreement (as defined below); provided, however, that in no event shall the Closing occur prior to January 4, 1996. The Closing shall occur at the offices of Skadden, Arps, Slate, Meagher & Flom, 300 South Grand Avenue, Los Angeles, California 90071, unless another date or place is agreed to in writing by the parties hereto. The date on which the Closing is held shall be referred to in this Agreement as the "Closing Date."

          2.2  PAYMENT OF THE PURCHASE PRICE.

               (a) At the closing, Purchaser shall deliver to Seller the Purchase Price, payable as follows: (i) the sum of $1 million (the "Cash Pay-

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ment"), such amount to be subject to adjustment as provided in Section 2.2(b)
below, by wire transfer of immediately available funds to an account designated by Seller and (ii) a $3 million principal amount note due on the tenth anniversary of the Closing (the "Note"), in the form set forth in Exhibit 2.2 attached hereto.

               (b)  The Cash Payment shall be adjusted as follows:

                    (i) if the amount of the Closing Intercompany Account Balance (as defined below) is greater than the Year-end Intercompany Account Balance (as defined below), the Cash Payment shall be increased by an amount equal to the difference between the Closing Intercompany Account Balance and the Year-end Intercompany Account Balance.

               (c) The Company shall deliver, no earlier than five business days before the Closing Date (such date, the "Determination Date"), (i) a consolidated pro forma balance sheet of the Company as of the Determination Date prepared in accordance with this Section 2.2(c) (the "Closing Balance Sheet") in substantially the form (including without limitation the line items, columns and headings) of, and prepared in a manner consistent with, the September 30, 1995 balance sheet included in the Company's Year-end Financial Statements (as defined below) (the "Year-end Balance Sheet"), and (ii) a calculation of the estimated adjustment, if any, to the Cash Payment under Section 2.2(b). The Closing Balance Sheet shall be prepared in accordance with generally accepted accounting principles, applied on a basis consistent with the accounting principles used in preparing the Year-end Balance Sheet. The parties shall promptly review the Closing Balance Sheet promptly following the Determination Date and reasonably agree on the amount of such adjustment, if any, prior to the Closing Date. Baxter and Baxter Sub shall be deemed to be third party beneficiaries of this Section 2.2.

               (d) As used in this Agreement, (i) "Year-end Intercompany Account Balance" shall be the intercompany account balance as reflected on the Year-end Balance Sheet with respect to the Company (excluding any intercompany debt which Seller and the Company hereby covenant shall be forgiven prior to the Closing), and (ii) "Closing Intercompany Account Balance" shall be such Intercompany Account Balance, if any, as reflected on the Closing Balance Sheet (including without limitation the amounts to be added thereto pursuant to Section 5 of the Put Option Agreement, dated November 22, 1995, by and between Seller and Purchaser (the "Put Option Agreement") and Section 8.1 hereof).

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          2.3  STOCK CERTIFICATES.  At the Closing Date, Seller shall deliver to
Purchaser stock certificates evidencing the Company Shares duly endorsed in blank for transfer to Purchaser, or accompanied by a separate stock transfer power duly endorsed in blank.

          3.   REPRESENTATIONS AND WARRANTIES.

          3.1 REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby represents and warrants to Purchaser and the Company as follows:

               (a) Seller has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

               (b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by Seller's Board of Directors, and no other corporate proceedings on the part of Seller are necessary, as a matter of law or otherwise, to authorize this Agreement and to consummate the transactions so contemplated.

               (c) This Agreement has been duly and validly executed and delivered by Seller and is a valid and binding agreement of Seller, enforceable against it in accordance with its terms, except (i) as such enforcement may be subject to bankruptcy, insolvency or similar laws now or hereafter in effect relating to creditors rights, and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          3.2 REPRESENTATIONS AND WARRANTIES OF PURCHASER AND THE COMPANY. Purchaser and the Company hereby jointly and severally represent and warrant to Seller as follows:

               (a) Each of Purchaser and the Company has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

               (b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly and validly authorized by the respective Boards of Directors of Purchaser and the

Company, and no other corporate proceedings on the part of Purchaser or the Company are necessary, as a matter of law or otherwise, to authorize this Agreement and to consummate the transactions so contemplated.

               (c) This Agreement has been duly and validly executed and delivered by Purchaser and the Company and is a valid and binding agreement of each of Purchaser and the Company, enforceable against each of them in accordance with its terms, except (i) as such enforcement may be subject to bankruptcy, insolvency or similar laws now or hereafter in effect relating to creditors rights, and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

               (d) The Company Shares to be purchased by Purchaser pursuant to this Agreement are being acquired by Purchaser solely for its own account, for investment purposes only, and with no present intention of distributing, selling or otherwise disposing of them. Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits of acquiring the Company Shares and engaging in the other transactions contemplated hereby. Purchaser has fully analyzed the proposed business and business plan of the Company, has been afforded access to all information concerning the same as it has considered appropriate, and is proceeding with the transaction contemplated by this Agreement on the basis of its own analysis and evaluation of the merits and risks of the proposed business, and not on the basis of any business plan, projections or other forward-looking information furnished to it by or on behalf of Seller or the Company.

               (e) Purchaser does not intend to implement a "plant closing" or a "mass layoff," as those terms are defined in the Worker Adjustment and Retraining Notification Act ("WARN Act"), 29 U.S.C. Section 2101 ET SEQ., in respect of the Company within one hundred fifty (150) days of the Closing Date.

               (f) Neither the Company nor any of its subsidiaries, if any, has an "excess loss account" in the stock of any affiliate within the meaning of Treasury Regulation section 1.1502-19 of the Internal Revenue Code of 1986, as amended (the "Code").

          4.   COVENANTS.

          4.1  SOLICITATION.

               (a) Seller and its subsidiaries and affiliates, including without limitation the Company, may, directly or indirectly, initiate, solicit, encourage, discuss, negotiate or participate in, or provide any information concerning the Company's business, properties or assets pursuant to a confidentiality agreement, to any corporation, partnership, person or other entity or group ("Person") concerning, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined below) of the Company.

               (b) Seller shall promptly notify Purchaser and Baxter of any Acquisition Proposals (including without limitation the terms and conditions thereof and the identity of the Person making it), and shall keep Purchaser and Baxter reasonably apprised of all developments with respect to any such Acquisition Proposal. Seller shall give Purchaser written notice of any Acquisition Proposal that Seller intends to accept in accordance with the terms hereof at least two business days prior to accepting such offer or otherwise entering into any agreement or understanding with respect thereto.

               (c) As used in this Agreement, "Acquisition Proposal" shall mean any offer involving the Company, any proposal for a merger, consolidation or other business combination involving the Company or any subsidiary of the Company, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, the Company or any subsidiary of the Company, any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any subsidiary of the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company, or any subsidiary of the Company.

          4.2 ADDITIONAL ACTIONS. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or to remove any injunctions or other impediments or delays, to consummate and make effective the purchase of the Company Shares and the other transactions contemplated by this Agreement. In case at any time after the Closing any further action
                                        6
is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action.

          4.3 SERVICES AGREEMENT. At or prior to the Closing, Seller and Purchaser shall in good faith negotiate the terms of a Services Agreement in substantially the form set forth in Exhibit 4.3 attached hereto providing for the delivery by Seller of such administrative and warehousing services as the Company may reasonably request that Seller can reasonably provide, at Seller's cost of providing any such services, and upon such other terms and subject to such other conditions as are provided therein.

          4.4 PUBLIC DISCLOSURE. Nothing contained in this Agreement shall prohibit Seller or its Board of Directors from making such disclosure to Seller's shareholders which, in the opinion of the Board of Directors of Seller, after consultation with its legal counsel to the Company, may be required under applicable law.

          4.5 WARN ACT. For purposes of the WARN Act, Purchaser acknowledges and agrees that (a) the Closing is and shall be the same as the "effective date" within the meaning of the WARN Act; (b) the transaction contemplated by this Agreement is and shall be a sale of part of Seller's business; (c) any person who is an employee of the Seller which is part of the Company's business as of the Closing shall be considered to be an employee of Purchaser immediately after the Closing; and (d) any "employment loss" within the meaning of the WARN Act suffered by any employee of the Company immediately upon or after the Closing shall have been caused by Purchaser's separate and distinct decision not to continue the employment of such employee, and not by the sale of the Company. Purchaser further agrees to assume responsibility for giving any and all notices required by the WARN Act or any similar state law or regulation, to assume liability for any alleged failure to give such notice, and to indemnify and hold harmless Seller for any and all claims asserted by any employees of the Company, or any representatives of such employees, under the WARN Act or any similar state law or regulation, because of a "plant closing" or "mass layoff" affecting the Company occurring at any time including without limitation those claims occurring prior to the Closing.

          4.6   COOPERATION WITH RESPECT TO TAX MATTERS.

               (a) Seller and Purchaser recognize that the Company has joined with Seller and certain of its subsidiaries and affiliates in filing unitary, consolidated, or combined Tax Returns (as defined below). After the Closing Date (i) Seller shall include (to the extent required or permitted by law) the taxable income or loss, and all other items, of the Company for periods ending before or on the Closing Date, in its unitary, consolidated or combined Tax Returns, and (ii) with respect to any other Tax Returns for any taxable period that includes but does not end on the Closing Date (the "Straddle Tax Returns"), Seller shall prepare a schedule (the "Apportionment Schedule") apportioning, on a basis consistent with the preparation of Seller's consolidated Federal income tax return for the taxable period ending on the Closing Date, the taxable income or loss, and all other items, of the Company allocable to the period up to and including the Closing Date (the "Pre-Closing Period") and the period after the Closing Date (the "Post-Closing Period") by an interim closing of the books as of the end of the day on the Closing Date.

               (b) After the Closing Date, each of Purchaser and the Company on the one hand, and Baxter and Seller on the other, shall (i) provide, or cause to be provided, to each other's respective subsidiaries, officers, employees, representatives and affiliates, such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return or any Audit (as defined below) of the Company in respect of which Purchaser or the Company, on the one hand, or Baxter or Seller on the other, as the case may be, are responsible pursuant to Section 4.6(c)-(d) hereof and (ii) retain, or cause to be retained, for so long as any such Taxable Years or Audits shall remain open for adjustments, any records or information which may be relevant to any such Tax Returns or Audits. The assistance provided for in this Section 4.6 shall include without limitation each of Purchaser and the Company on the one hand, and Baxter and Seller on the other, (x) making their agents and employees and the agents and employees of their respective subsidiaries and affiliates available to each other on a mutually convenient basis to provide such assistance as might reasonably be expected to be of use in connection with any such Tax Returns or Audits and (y) providing, or causing to be provided, such information as might reasonably be expected to be of use in connection with any such Tax Returns or Audits, including without limitation records, returns, schedules, documents, work papers, opinions, letters or memoranda, or other relevant materials relating thereto.

               (c) Seller shall be responsible for, and shall have ultimate discretion with respect to, (i) all Tax Returns required or permitted by applicable law to be filed by the Company (or by Seller on its behalf) with respect to periods that end no earlier than October 1, 1994 and no later than the Closing Date, (ii) any Tax Return in which the Company has joined with Seller in the filing of such return on a unitary, consolidated, or combined basis, (iii) any elections related to such Tax Returns referred to in (i) and
(ii) immediately above, and (iv) any Audit (including the execution of any waiver of limitation with respect to any Audit) relating to any such Tax Returns; FURTHER, Purchaser and the Company shall cooperate with Baxter and Seller for the purpose of making any election under applicable law including, an election to permit the Company to file any short period Tax Return for the taxable period ending on the Closing Date and an election under Treasury Regulation Section 1.1504-20(g) of the Code. Purchaser shall be responsible for, and shall have ultimate discretion with respect to, any Audit of the Company for any taxable period ending on or prior to September 30, 1994, other than an Audit of any Tax Return in which the Company has joined with Seller in the filing of such returns on a unitary, consolidated, or combined basis. In the event that any Audit for which the Seller or Purchaser is responsible pursuant to this Section 4.2(c) could reasonably be expected to result in a material increase in Tax liability for which the other party would be liable, the party responsible for such Audit agrees to consult in good faith with the other party in respect of the specific issues that could give rise to such increased Tax liability.

               (d) Purchaser and the Company shall be responsible for, and shall have ultimate discretion with respect to, (i) all Tax Returns required to be filed by the Company with respect to periods that begin after the Closing Date and (ii) the Straddle Tax Returns, if any, and (iii) any Audit (including the execution of any waiver of limitation with respect to any Audit) relating to any such Tax Returns. In the case of any Straddle Tax Return, the filing of which could be reasonably expected to give rise to, or result in, a material increase in the Tax liability for which Baxter or Seller would be liable, Purchaser and the Company agree to consult in good faith with Baxter and Seller in respect of the specific matters that could give rise to such increased Tax liability.

               (e) Each of Purchaser and the Company, on the one hand, and Baxter and Seller, on the other shall promptly inform, keep regularly apprised of the progress with respect to, and notify the other party in writing not later than (i) five business days after the receipt of any notice of any Audit or (ii) ten business days prior to the settlement or final determination of any Audit for which it was responsible pursuant to Section 4.6(c)-(d) hereof which could affect the Tax liability of such other party for any taxable year.

               (f) To the extent that Seller and the Company file unitary, consolidated, or combined Tax Returns for any taxable period commencing on or after October 1, 1995, and ending on or before the Closing Date, the Company shall be liable to Seller, and shall make timely payments to Seller in respect thereof, for Taxes in amounts equal to the amount of Taxes that the Company would have paid to the relevant Tax authority had the Company filed Tax Returns for such period on a stand-alone basis (the "Stand Alone Tax Liability"). Upon the filing of any such Tax Returns with the relevant Tax authority, the Company shall promptly make a final payment to Seller (or Seller shall promptly refund to Company) an amount equal to the difference between (i) the Stand Alone Tax Liability of the Company, as reasonably calculated by Seller, and (ii) the aggregate amount of payments previously made by the Company to Seller in respect thereof (the "True-up Amount"). Interest shall accrue at the annual rate of 8% in respect of any True-up Amount that remains unpaid (A) in the case of an amount due from Purchaser, 15 days after the presentation of written notice to Purchaser of such True-up Amount and (B) in the case of Seller, 15 days after the filing of the Tax Return giving rise to such True-up Amount.

               (g)  As used in this Agreement:

                    (i) the term "Tax" or "Taxes" shall include all Federal, state, local and foreign taxes, assessments, and governmental charges (whether imposed directly or through withholdings), including any interest, penalties and additions to Taxes applicable thereto;

                    (ii) the term "Tax Returns" shall include any Federal, state, local and foreign tax returns, declarations, elections, statements, reports, schedules and information returns or the refiling of any such Tax Returns previously filed; and

                    (iii) the term "Audit" shall include any audit, assessment of Taxes, reassessment of Taxes, or other examination by any taxing authority or any judicial or administrative proceedings or appeal of such proceedings.

          4.7  SECTION 338(h)(10) ELECTION.

               (a) At the request of Baxter and in its sole discretion, Purchaser shall make a joint election with Seller under section 338(h)(10) of the Code, and/or comparable state income tax provisions, with respect to the purchase of the Company Shares. Seller represents that its sale of Company Shares is eligible for, and Purchaser represents that it is qualified to make, such election. If the election is made, Purchaser and Seller shall on the Closing Date exchange completed and executed copies of Internal Revenue Service Form 8023, required schedules related thereto, and comparable state forms. If any changes are required to be made to these forms as a result of information that is first available after the Closing Date, the parties shall promptly agree on such changes. If such election is made, Purchaser and Seller shall negotiate in good faith, and agree to, an allocation of the purchase price of the Company Shares among the assets of the Company that are deemed to have been acquired pursuant to section 338(h)(10) of the Code, the Treasury regulations promulgated thereunder, and comparable state income tax provisions (the "Section 338 Asset Allocation"). Purchaser and Seller shall use the Section 338 Asset Allocation for purposes of all reports and returns with respect to Taxes, including Internal Revenue Service Form 8594 and comparable state forms.

               (b) In the event that Baxter elects to make a section 338(h)(10) election pursuant to this Section 4.7, (i) the auditors of Purchaser shall, from year to year, reasonably determine the Tax benefit that is derived from such election by Purchaser or the Company during the Post-Closing Period (the "Section 338 Tax Benefit Amount") until such tax benefit has been fully realized by Purchaser or the Company, and (ii) Purchaser shall, within 30 days after the filing of the Tax Return for the taxable year in respect of which such benefit is computed, make a payment to Seller in an amount equal to the Section 338 Tax Benefit Amount. The parties hereto agree that, as long as the Note remains outstanding, 50% of any such payment made pursuant to this Section 4.7(b) shall be deemed to be a payment of principal on the Note.

               (c) Seller, Purchaser, and the Company shall make available to Baxter, as requested, all records, information and documents, and shall take or cause its proper officers and directors to take any and all actions requested by the other in order to comply with this Section 4.7 and in order for Baxter to determine whether to request that Purchaser and Seller make the section 338(h)(10) election pursuant to Section 4.7(a) hereof.

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          4.8  EMPLOYEE BENEFIT PLANS.

               (a) As of the Closing, the Company shall cease to be a participating employer under any Seller Benefit Plan (as defined below), and the Company and Seller shall take all such action necessary to effectuate such cessation of participation. As of the Closing, Seller shall take all such action necessary to assume or retain all liabilities under those Seller Benefit Plans set forth on Schedule 3.11(a) of the Merger Agreement (the "Disclosed Seller Benefit Plans"), including benefits accrued by employees and former employees of the Company under the Disclosed Seller Benefit Plans prior to the Closing, except for any Company Benefit Plan Liabilities (as defined below). As of the Closing, the Company shall take all such action necessary to assume or retain the Company Benefit Plan Liabilities. Except as required by law, or as otherwise provided below in Section 4.8(b), Seller shall have no responsibility for benefits accrued by employees of the Company from and after the Closing under any Seller Benefit Plan or Company Benefit Plan (as defined below).

               (b) Except with respect to any Company Benefit Plan Liabilities, Seller shall honor or cause its insurance carriers to honor all claims for benefits by each employee of the Company participating in any Disclosed Seller Benefit Plan that is an employee welfare benefit plan (as such term is defined in section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder) (i) with respect to claims incurred prior to the Closing in accordance with the terms of each such plan and (ii) with respect to claims incurred on or after the Closing only as required by applicable law. To the extent that (x) any employees of the Company have, prior to the Closing or, as of the Closing, but subject to the provisions and limitations elsewhere set forth in this Section 4.8 (including without limitation with regard to (A) the Company's ceasing to be a participating employer under any Seller Benefit Plan as of the Closing, (B) Seller's (as distinguished from "Seller's Benefit Plans") lack of responsibility with respect to benefits accrued by employees of the Company from and after the Closing and (c) the Company's obligations under Section 4.8(c)), accrued benefits or claims which are or will become payable or reimbursable under a Disclosed Seller Benefit Plan and
(y) the Company's premium payments, contributions or liabilities under such Disclosed Seller Benefit Plan have been properly paid or accrued as of the Closing, Seller shall cause such benefits or claims to be recognized and paid under the Seller Benefit Plans in accordance with the terms of the Seller Benefit Plans.

               (c) The Company agrees to be responsible for all liabilities and obligations whatsoever in connection with or attributable to claims made by or on behalf of persons who were employed by the Company at, prior to or following the Closing in respect of (i) severance pay, salary continuation, group health care continuation coverage and similar obligations relating to the termination or alleged termination of any such person's employment with the Company by reason of, in connection with or following the consummation of the

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transactions contemplated by this Agreement or the Merger Agreement, (ii) any
Seller Benefit Plan other than a Disclosed Seller Benefit Plan, and (iii) any Company Benefit Plan Liabilities.

               (d) Effective as of the Closing, the Company shall establish a tax-qualified defined contribution plan (the "Company 401(k) Plan"), which shall qualify as a cash or deferred plan under Section 401(k) of the Code and shall provide benefits to employees of the Company with respect to service after the Closing. As soon as practicable after the Company has received a favorable determination letter from the Internal Revenue Service with respect to the tax-qualified status of the Company 401(k) Plan (or an opinion of counsel satisfactory to Seller that the Company 401(k) Plan is so qualified), Seller and the Company shall cooperate to effect a trustee-to-trustee transfer to the Company 401(k) Plan, in cash or in kind (as determined by Seller), of the fair market value of the assets, determined as of the date immediately prior to the date of such transfer, of the 401(k) plan and the employee stock ownership plan currently maintained by Seller (the "Seller Tax-Qualified Plans") attributable to participants therein who are then employees of the Company. From and after the date of such transfer, neither Seller nor either of the Seller Tax-Qualified Plans shall have any liability under either such plan with respect to any such employee.

               (e) If the Closing (i) shall occur on or before January 1, 1996, Seller shall cause the Company to, and (ii) shall not have occurred on or before January 1, 1996, Seller shall cause the Company, effective as of January 1, 1996, to establish a plan qualifying under Section 125 of the Code providing for flexible spending accounts providing benefits no less favorable than those provided under Seller's Section 125 plan as of the date hereof.

               (f) The term "Seller Benefit Plan" shall mean any employee benefit plan, program, policy, arrangement, practice or contract, including without limitation any such plan, program, policy, arrangement, practice or contract actually set forth or required to be set forth on Schedule 3.11(a) to the Merger Agreement, that is sponsored, maintained or contributed to by Seller, or to which Seller is a party. The term "Company Benefit Plan" shall mean any employee benefit plan, program, policy, arrangement, practice or contract, including without limitation any such plan, program, policy, arrangement, practice or contract of a type described in Section 3.11(a) of the Merger Agreement, that is sponsored, maintained or contributed to by the Company or to which the Company is a party. The term "Company Benefit Plan Liabilities" shall mean any benefits accrued or claims incurred by employees and former

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employees of the Company under (i) any Seller Benefit Plan that is not a
Disclosed Seller Benefit Plan, (ii) any Disclosed Seller Benefit Plan that is an employee welfare benefit plan that is a self-insured plan, and (iii) any Disclosed Seller Benefit Plan to the extent such liabilities otherwise were or should have been accrued as liabilities of the Company (such as, for example, with respect to any bonus plan or pool as to which liabilities were or should have been accrued as liabilities of the Company). The term "Company Benefit Plan Liabilities" shall also include the amount by which any applicable premiums under any Disclosed Seller Benefit Plan attributable to employees and former employees of the Company have not been properly paid or accrued as liabilities of the Company.

          4.9 BROKERS OR FINDERS. Each of Purchaser and the Company (a) represents, as to itself, its subsidiaries and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any brokers' or finders' fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, and (b) agrees to indemnify and hold Seller, Baxter, their respective affiliates and the other indemnified parties referred to in Section 6.1 hereof harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such parties or their respective affiliates.

          4.10 INDEMNIFICATION AGREEMENT. Seller acknowledges that there are in effect between it and Michael W. Dunaway, President of Purchaser, and between it and Trudy V. Dunaway, those Indemnification Agreements dated as of August
7, 1995 (the "Indemnification Agreements"), and that the Indemnification Agreements will continue to be the obligation of Seller, subject to the terms and conditions thereof, after the Closing hereunder. Seller further specifically acknowledges that under the Indemnification Agreements, and subject to the terms and conditions thereof, it is obligated to indemnify and hold harmless each of Mr. and Mrs. Dunaway in connection with any Proceeding (as that term is defined in the Indemnification Agreements), arising out of any claims against each of Mr. and Mrs. Dunaway by any third party or parties, or derivatively on behalf of Seller, based on allegations of self-dealing or breach of fiduciary duty by each of Mr. and Mrs. Dunaway in the context of the transactions contemplated by this Agreement. Each of Mr. and Mrs. Dunaway shall be third party beneficiaries of this Section 4.10.

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

          5.   CONDITIONS OF PURCHASE AND SALE.

          5.1 CONDITIONS TO EACH PARTY'S OBLIGATIONS. The respective obligations of the parties to consummate the Closing shall be subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions:

               (a) LEGAL ACTION. No temporary restraining order, preliminary injunction or permanent injunction or other order precluding, restraining, enjoining, preventing or prohibiting the consummation of the Agreement shall have been issued by any Federal, state or foreign court or other governmental or regulatory authority and remain in effect.

               (b) STATUTES. No Federal, state, local or foreign statute, rule or regulation shall have been enacted which prohibits the consummation of the Agreement or would make the consummation of the Agreement illegal.

               (c) CONSENTS. All material authorizations, consents or approvals required to be obtained on or prior to the Closing Date in connection with the consummation of the transaction contemplated by this Agreement shall have been obtained.

          5.2 ADDITIONAL CONDITION TO OBLIGATIONS OF SELLER. The obligations of Seller to consummate the Closing shall be subject to the satisfaction or waiver, on or prior to the Closing Date, of the additional condition that Seller shall have received an opinion of its financial advisor (or such other evidence satisfactory to it) to the effect that the consideration to be received by Seller under Section 1 hereof for the transactions contemplated hereby is fair to Seller and its shareholders from a financial point of view.

          6.   INDEMNIFICATION; REMEDIES.

          6.1 INDEMNIFICATION AND REIMBURSEMENT BY PURCHASER AND THE COMPANY. Purchaser and the Company, jointly and severally, covenant and agree to defend, indemnify and hold harmless Seller and its officers, directors, employees, agents, advisers, representatives and affiliates (including without limitation Baxter and Baxter Sub) (each an "indemnified party") from and against any and all costs, losses, damages, liabilities, obligations, lawsuits, deficiencies, claims, demands and expenses (whether or not arising out of third party claims), including without limitation interest, penalties, taxes and reasonable attorneys' fees and expenses in connection therewith and all amounts paid in investigation, defense or settlement of the foregoing (collectively, "Damages") that are incurred in connection with, arise out of or result from:

               (a) any inaccuracy in any representation or warranty by Purchaser or the Company made or contained in this Agreement;

               (b) any failure of Purchaser or the Company to perform any covenant or agreement made or contained in this Agreement;

               (c) any and all liabilities and obligations of the Company, whether primary or secondary, direct or indirect or fixed, absolute, inchoate or contingent, and whether reflected on the financial statements of the Company or Seller including without limitation those listed in Schedule 1(a) hereto;

               (d) the operation of the Company's business or Purchaser's ownership, operation or use of the Company's assets;

               (e) the matters contemplated by Sections 4.5, 4.8 and 4.9 hereof; and

               (f)  the matters contemplated by Section 6.2 hereof.

          The indemnification agreement in this Section 6 shall not be deemed to preclude or otherwise limit in any way the exercise of any remedies or other rights (including without limitation rights of contribution) which an indemnified party may have under statute or common law.

          6.2 TAX INDEMNITY. Purchaser and the Company shall be liable for, pay to the appropriate taxing authorities when due, and hold Baxter and Seller harmless against, all Taxes which relate to (a) the taxable periods ending before or on September 30, 1994, but only to the extent that such Taxes exceed the Tax liabilities reserved for on the Closing Balance Sheet; and (b)(i) the taxable periods that begin on or after the Closing Date, (ii) the Post-Closing Period, and (iii) any Straddle Tax Return.

          6.3 PAYMENTS IN RESPECT OF CERTAIN TAX CLAIMS. To the extent that a claim may be made relating to that certain Stock Purchase Agreement dated as of July 19, 1994 among Seller, the Company and certain other parties named therein in respect of Taxes that results in an actual benefit to Purchaser, the

Company or any of their respective affiliates, Purchaser or the Company shall pay promptly to Baxter or Seller (at the direction of Baxter) an amount equal to the lesser of (a) the actual benefit realized by Purchaser, the Company any of their respective affiliates or (b) the actual detriment realized by Baxter or Seller, in each case in connection with or related to such claim.

          6.4  PROCEDURE FOR INDEMNIFICATION.

               (a) If an indemnified party receives notice of any claim, assertion or the commencement of any action or proceeding or becomes aware of any matter with respect to which Purchaser and the Company, as indemnifying parties (the "Indemnitors"), are obligated to provide indemnification pursuant to this Section 6 (an "Indemnifiable Claim"), the indemnified party shall promptly give written notice thereof to the Indemnitors (a "Notice of Claim"). The failure of any indemnified party to give timely notice hereunder shall not affect such party's rights to indemnification hereunder, except to the extent that the Indemnitor demonstrates that the defense of such action is prejudiced by the indemnified party's failure to give such notice.

               (b) The Indemnitors shall have the right if they so elect by written notice delivered to the indemnified party to assume the defense with respect to any Indemnifiable Claim with counsel reasonably satisfactory to the indemnified party. Any indemnified party shall have the right to employ separate counsel reasonably satisfactory to Indemnitors in any such action and to participate in the defense thereof at the expense of such indemnified party except as otherwise provided herein; provided, however that the Indemnitors shall be entitled to primary control of the defense thereof subject to the terms and conditions hereof. The Indemnitors shall not settle or compromise any Indemnifiable Claim without the prior written consent of the indemnified parties. If the Indemnitors do not notify the indemnified party within five days after receipt of the Notice of Claim (or within such shorter response period as is required to avoid prejudice to the ability to defend against such Indemnifiable Claim) that Indemnitors intend to assume the defense with respect to such Indemnifiable Claim, then the indemnified parties may assume the defense with respect to such Indemnifiable Claim at the Indemnitor's sole cost and expense.

               (c) The Indemnitors and the indemnified parties shall make available to each other all books, records, documents and other information within their control that are reasonably necessary or appropriate for such defense. The Indemnitors shall keep the indemnified parties promptly and fully apprised of the progress of the defense of the Indemnifiable Claim all other developments with respect to such Indemnifiable Claim.

               (d) The Indemnitors shall be liable for any settlement of any action effected pursuant to and in accordance with this Section 6 and for any final judgment (subject to any right of appeal), and the Indemnitors agree to indemnify and hold harmless an indemnified party from and against any Damages by reason of such settlement or judgment.

          7.   TERMINATION.

          7.1 TERMINATION. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

               (a)  By the mutual written consent of the parties hereto;

               (b) By any party hereto if the Merger Agreement is terminated in accordance with its terms; or

               (c)  By Seller if it accepts an Acquisition Proposal under
Section 4.1 of this Agreement in accordance with the provisions of Section 6.13 of the Merger Agreement.

          7.2 EFFECT OF TERMINATION. In the event of a termination of this Agreement as provided in Section 7.1 above, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of Seller, Purchaser and the Company, or any of them, or their respective officers, directors, employees or affiliates, except (a) for fraud or for material breach of this Agreement and (b) as set forth in this Section 7.2 and
Section 8.1 hereof.

          8.   GENERAL PROVISIONS.

          8.1 FEES AND EXPENSES. Except as otherwise specifically contemplated by this Agreement, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid as contemplated by Section 5 of the Put Option Agreement.

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

          8.2 AMENDMENT AND MODIFICATION. Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects by written agreement of the parties hereto.

          8.3 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement shall survive the Closing, except to the extent survival is specifically contemplated by this Agreement.

          8.4 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given upon personal delivery, facsimile transmission (which is confirmed), telex or delivery by an overnight express courier service (delivery, postage or freight charges prepaid), or on the fourth day following deposit in the United States mail (if sent by registered or certified mail, return receipt requested, delivery, postage or freight charges prepaid), addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               (a)  if to Seller, to:

                    PSICOR, Inc.
                    16818 Via del Campo Court
                    San Diego, California 92127
                    Telecopy No. (619) 485-5107
                    Attention:  Denise E. Botticelli, Esq.

                    with a copy to:

                    Dykema Gossett PLLC
                    400 Renaissance Center
                    Detroit, Michigan  48243
                    Telecopy No. (313) 568-6915
                    Attention: Frederick M. Miller, Esq.

                    and a copy to:

                    Baxter Healthcare Corporation
                    17221 Red Hill Avenue
                    Irvine, California  92714
                    Telecopy No. (714) 474-6444
                    Attention:  Jay P. Wertheim, Esq.

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

                                Vice President, Law

               (b)  if to Purchaser, to:

                    Dunaway Holdings, Inc.
                    18075 Polvera Way
                    San Diego, California 92128
                    Telecopy No. (619) ___________
                    Attention:  Michael W. Dunaway

                    with a copy to:

                    Baker & McKenzie
                    101 West Broadway
                    San Diego, California 92101
                    Telecopy No. (619) 236-0429
                    Attention:  John J. Hentrich, Esq.

               (c)  if to the Company, to:

                    Psicor Office Laboratories, Inc.
                    1305 Fulton Street
                    Rahway, New Jersey 07065
                    Telecopy No. (   ) ______
                    Attention:_______________

                    with a copy to:

                    __________________
                    __________________
                    Telecopy No. (   ) ______
                    Attention:  _____________

          8.5 DEFINITIONS; INTERPRETATION. As used in this Agreement, the term, "affiliate(s)" shall have the meaning set forth in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          8.6 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

          8.7 ENTIRE AGREEMENT; THIRD-PARTY BENEFICIARIES. This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder (except (i) with respect to Section 4.10 hereof, as to which Mr. Dunaway shall be a third party beneficiary and (ii) for Baxter and its affiliates who shall be third party beneficiaries of all of the terms and provisions hereof, including without limitation, Sections 2.2, 4.1, 4.6, 4.7, 4.9 and 6 hereof and this Section 8.7).

          8.8 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          8.9 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of California without giving effect to the principles of conflicts of law thereof.

          8.10 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns.

          IN WITNESS WHEREOF, the parties hereto have entered into this Agreement as of the date first above written.

                                        SELLER:

                                        PSICOR, Inc.


                                        By:___________________________
                                           Name:
                                           Title:


                                        PURCHASER:

                                        Dunaway Holdings, Inc.


                                        By:___________________________
                                           Name:  Michael W. Dunaway
                                           Title:    President


                                        COMPANY:

                                        Psicor Office Laboratories, Inc.


                                        By:___________________________
                                           Name:
                                           Title:

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